UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2015

Commission File 001 — 33175

Sesa Sterlite Limited

(Exact name of registrant as specified in the charter)

Sesa Ghor

20, EDC Complex, Patto

Panaji, Goa – 403 001, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Table of Contents

Sesa Sterlite Limited

Other Events

This is with reference to a clarification sought by Indian Stock Exchange on a newspaper report — “The Business Line” dated January 20, 2015, captioned “Sterlite to restart mining in Goa in 2 weeks”. We clarified to the Indian Stock Exchanges wherein we are listed that the State Government of Goa vide its order dated January 15, 2015 has revoked its earlier order dated September 10, 2012 vide which mining was temporarily suspended.

The Company has received approval for renewal of all its Mining Leases in the state of Goa and expects to resume mining in near future once the entire process for resumption of mining, ie execution of leases including registration, environment clearance and other approvals / consents is approved by the Government and other regulatory bodies.

The Company’s subsidiary Bharat Aluminum Company limited (BALCO) has received approval of Consent to Operate (CTO) from the Chattisgarh State Pollution Control Board and other clearances for starting its Korba’s based 1200 MW Power Plant.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2015

SESA STERLITE LIMITED

By:	/s/ Rajiv Choubey
Name:	Rajiv Choubey
Title:	Company Secretary